Fusion Fuel Green PLC

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland

March 25, 2024

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fusion Fuel Green PLC Registration Statement on Form F-3 File No. 333-276880

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fusion Fuel Green PLC hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Wednesday, March 27, 2024, or as soon thereafter as practicable.

Sincerely,
FUSION FUEL GREEN PLC
By:	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves Chief Executive Officer